EXHIBIT 99.1

Galapagos receives transparency notification from Wellington Management Group LLP

Mechelen, Belgium; 22 December 2015 - Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from Wellington Management Group LLP.

Pursuant to Belgian transparency legislation[1], Galapagos received a transparency notification on 17 December 2015 from Wellington Management Group LLP, who notified that, as a result of an acquisition of shares, since 3 December 2015, its entirely-controlled subsidiary Wellington Management Company LLP held 1,989,368 shares, representing 5.1% of the current 39,076,342 outstanding Galapagos shares.  Wellington Management Group LLC thus crossed a 5% threshold of Galapagos' voting rights.  This is the first transparency notice received from Wellington Management Group LLP.  The full transparency notice is available for viewing on the Galapagos website.

About Galapagos

Galapagos(Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action.  Our pipeline comprises three Phase 2, three Phase 1, five pre-clinical, and 20 discovery studies in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications.  We are focused on the development and commercialization of novel medicines that will improve people's lives.  The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 400 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia.  More information at www.glpg.com.

CONTACT

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications	Director Communications
Tel: +1 781 460 1784	Tel: +31 6 53 591 999
E-mail: ir@glpg.com	E-mail: communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements.  Galapagos cautions the reader that forward-looking statements are not guarantees of future performance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements.  In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of result s or developments in future periods.  Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements.  A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' prospectus filed with the SEC on 14 May 2015 and subsequent filings and reports filed by Galapagos with the SEC.  Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements.  These forward-looking statements speak only as of the date of publication of this document.  Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

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[1]     Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market